

March 18, 2022

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VI
110 East 59th Street
New York, NY 10022

   Re: CF Acquisition Corp. VI
     Registration Statement on Form S-4
     Filed on February 14, 2022
     File No. 333-262725

Dear Mr. Lutnick:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please tell us why you have included the Business Combination Agreement share approvals, the Forward Purchase Investment share approval, and the PIPE Investment share approval in the same proposal being presented to CF Acquisition Corp. VI (CF VI) stockholders. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

2. Disclose on your cover page that after the business combination you will be a "controlled company" under the Nasdaq rules.

Frequently Used Terms, page 1

3.   Disclose how the Option Exchange Ratio will be calculated and add "Cantor" as a defined term.

Questions and Answers About the Proposals
Q: Why am I receiving this proxy statement/prospectus?, page 10

4.   Please expand your disclosure here, or include separate questions, that outline the conversion/exchange of all securities pursuant to the Business Combination Agreement. For example, revise to include the issuance of Class D Common Stock and to summarize the exchange/conversion of the CF VI securities at the effective time. Clearly state how many votes per share each class of common stock is entitled. In addition, please revise your Questions and Answers to clearly describe all key terms of the earnout arrangements, including disclosure about the Tandem Option Earnout Shares and the forfeiture or earnout of the Forfeiture Escrow Shares, and the triggering events in each case.

Q: What equity stake will holders of CF VI Public Shares, holders of Rumble Shares, the Sponsor..., page 11

5.   Please clarify whether your tabular presentation accounts for the full exercise of the Tandem Option Earnout Shares, and, if not, revise to take into account this additional assumption. Please also disclose whether this presentation includes the one-time grant of 1,100,000 restricted shares of Class A Common Stock that will be issued to Mr. Pavlovski upon the closing of the Business Combination.

Q: What interests do CF VI's current officers and directors have in the Business Combination?, page 16

6.   You disclose the Sponsor has made outstanding loans to CF VI in the aggregate amount of $949,154 as of January 31, 2022, but disclose the outstanding loans as $954,154 on page 38 and elsewhere. Please reconcile and revise as appropriate.

The Proposals to be Voted on by CF VI Stockholders, page 24

7.   Revise to provide a description of the mechanics of the issuance of the Class D common stock, how the share class will be structured so as to result in Mr. Pavlovski having 85% of the voting power of the Combined Entity, and any transfer restrictions or conversion features.

Related Agreements, page 27

8.   Please include a copy of Exhibit G to your Business Combination Agreement, the Share Repurchase Agreement, when you amend your registration statement. Please also file a copy of the Forward Purchase Contract.

Lock-Up Agreements, page 28

9.   Revise to specify the exceptions to your Lock-Up Agreements.

Share Repurchase Agreement, page 28

10.   Disclose the business or strategic rationale for the Share Repurchase Agreement.

Sponsor Support Agreement, page 28

11.   Expand your disclosure to describe all material terms of the Sponsor Support Agreement, including, for example, to specify the earnout targets and the threshold amount for the funding of threshold shares that are subject to forfeiture.

Rumble's Relationship with Cosmic, page 32

12.   You disclose Rumble, Inc.'s (Rumble) "significant reliance" on Cosmic to provide content moderation services. Please summarize the material terms of the Existing Business Cooperation Agreements and file a copy of any material contracts Rumble has entered with Cosmic or any other parties–or upon which Rumble's business is substantially dependent. File a copy of any such agreement as an exhibit to your registration statement. Refer to Section 601(b)(10) of Regulation S-K.

Sources and Uses of Funds for the Business Combination, page 40

13.   We note your presentation of the sources and uses of funds for the business combination assumes that no CF VI Stockholders exercise their redemption rights. Please provide disclosure showing your intermediate and maximum redemption scenarios.

Risk Factors, page 51

14.   Please revise to include a risk factor addressing the material weakness identified regarding the interpretation and accounting for complex financial instruments issued by CF VI, as disclosed in your Form 10-Q/A for the quarterly period ended September 30, 2021. In your disclosure, please clarify what steps you have taken to date, and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

15.   We note that both CF VI and Rumble qualify as emerging growth companies. Please revise to include a risk factor to describe how and when a company may lose emerging growth company status, the reduced disclosure requirements applicable to emerging growth companies, the company's election to apply the extended transition period for adopting new or revised accounting standards and disclose whether the continuing entity after the business combination will qualify as an emerging growth company. Also, revise here and on pages 180 and 211 to state that as a result of the extended transition period election, your financial statements may not be comparable to

Howard W. Lutnick
CF Acquisition Corp. VI
March 18, 2022
Page 4

companies that comply with public company effective dates.

16. Disclose any material risks arising from the earnout arrangements agreed to as part of your business combination.

Rumble derives a substantial portion of its revenue from advertising and its relationships with a small number of key advertising..., page 59

17. We note your disclosure that 86% of Rumble's total revenue was derived from a single advertising network for the nine months ended September 30, 2021. It appears that Rumble has a single service agreement with this customer, according to page 218. Please disclose the material terms of this agreement and file a copy as an Exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The public stockholders of CF VI will experience dilution as a consequence of, among other transactions, the issuance of..., page 64

18. We note that the percentage ownership for the PIPE Investors here does not agree with the chart on page 12. Please revise or advise.

The business combination marketing fee incurred in connection with the IPO and payable at the consummation of CF VI's initial business..., page 68

19. Please clarify whether the percentages you disclose here are calculated with respect to aggregate gross proceeds from the IPO or those expected from your initial business combination. In addition, please revise your risk factor to take into account all other fees due to CF&Co. that are dependent upon the consummation of your initial business combination, including, for example, the M&A advisory fees and placement agent fees.

The CEO of the Combined Entity will have control over key decision making as a result of his control of a majority of the voting power..., page 74

20. Expand your risk factor disclosure to address material risks arising from your disparate voting structure, including how future issuances of high-vote shares may be dilutive to low-vote shareholders. In addition, disclose the percentage of outstanding shares that the Class D common stockholder (or any subsequent holders, as permitted) must keep to continue to control the outcome of matters submitted to shareholders for approval.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

21. Please revise your introduction and/or description of the transactions section to address all transactions reflected in the pro forma financial statements, including the Rumble Second Closing and the Locals Technology, Inc. (Locals) acquisition. Refer to Rule 11-02(a)(2) of Regulation S-X.

22. Please revise to include all necessary Article 11 acquisition pro forma adjustments related to the Locals acquisition in a separate column and include a subtotal reflecting pro forma

financial information subsequent to the Locals acquisition but prior to the CF VI business combination. Refer to Rule 11-02(b)(4) of Regulation S-X. To the extent your accounting for the Locals acquisition is incomplete, revise to clearly disclose the information required by Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

23.   We note that in the post-transaction ownership chart on page 12 you exclude the stock held by the Sponsor that is subject to forfeiture and cancellation under each of your scenarios based on the Sponsor Support Agreement. However, in your disclosure of pro forma shares on page 79 you have included these shares in full in each scenario, thus assuming none of them are forfeited. Please explain the basis for reflecting these shares differently in your two disclosures, and tell us why they should not also be excluded from the pro forma share calculations.

24.   We note you have included the Forfeiture Escrow Shares held by Rumble shareholders that will be subject to earnout milestones in your calculation of pro forma outstanding shares. Please tell us why you believe these shares should be included in pro forma shares as it does not appear that they qualify as issued and outstanding shares until the earnout milestones are met. Refer to ASC 260-10-45-12C and -13. Please also tell us how you intend to account for these shares, how they are reflected within your pro forma financial statements, and cite the specific accounting guidance you relied on to reach your conclusions.

25.   We note your calculation of pro forma shares excludes the grant of 1.1 million restricted shares of Class A common stock to Mr. Pavlovski. Please revise to clarify whether these are restricted stock awards (RSAs) or restricted stock units (RSUs), and whether they will qualify as issued and outstanding shares upon grant. In this regard, we note that the terms of your RSAs as disclosed on page 149 appear to qualify them as issued and outstanding shares of common stock upon issuance. If the terms of these awards will qualify them as issued and outstanding, please revise to include them in your calculation of pro forma shares.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 82

26.   Please revise to parenthetically disclose the number of common stock shares outstanding on a pro forma basis in each of your scenarios for each class of common stock.

Note 2 - Transaction Accounting Adjustments, page 94

27.   We note that pro forma adjustment (E) reflecting the issuance of Class C common stock was not split between par value and APIC. Please tell us why the entire amount was recorded as par value, or revise as appropriate.

28.   Please provide us with the calculations that support the total pro forma shares to be held by Rumble shareholders of 232,202,361. As part of your response, tell us whether the number of shares outstanding presented on the September 30, 2021 balance sheet is presented in thousands.

29. Please revise to clarify whether pro forma adjustment (H) includes the $10.5 million due to CF&Co., an affiliate of the Sponsor.

30. Please explain your basis for including adjustment (T) in both the September 30, 2021 and December 31, 2020 pro forma statements of operations. In this regard, we note that statement of operations adjustments are reflected as if the transaction had been consummated on January 1, 2020 and therefore it appears that adjustment (T) should only be reflected in the pro forma statement of operations for the year ended December 31, 2020.

31. We note that you include two adjustments in the Rumble Inc. second closing column on the pro forma balance sheet; however, you have not provided any information about these adjustments. Please revise.

Background of the Business Combination, page 121

32. When you refer to representatives of Rumble or CF VI or the CF VI Board, identify any executive officers or Board members that were present or are referenced, or confirm that you mean all members of the board or executive officers, as applicable. In addition, please expand the description of the transaction timeline to include any relevant disclosure to address:
    • whether the Sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;
    • whether the Sponsor has other SPACs in the process of searching for a target company and whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;
    • the underlying reason why the earnout shares, shares subject to forfeiture by the Sponsor, and Class D Common Stock were negotiated;
    • the terms of Rumble's relationship with Cosmic that were negotiated;
    • any discussions relating to the assumptions underlying any projections provided by Rumble; and
    • any discussions involving continuing employment or involvement for any persons affiliated with CF VI before the merger, any formal or informal commitment to retain CF&Co. or any other financial advisors after the merger, and any pre-existing relationships between CF VI (or individuals affiliated with CF VI) and additional investors.

CF VI Board's Reasons for the Approval of the Business Combination, page 125

33. Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company held by the Sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.

Certain Forecasted Information for Rumble, page 130

34.   Please clarify whether the customary fee CF&Co. is owed as financial advisor in connection with the business combination is the same as the $15.0 million M&A advisory fee disclosed elsewhere, and, if not, revise to disclose the customary fee. We also note that in addition to the business combination marketing fees, M&A advisory fees, and placement agent fees disclosed in your registration statement, you have agreed to reimburse CF&Co. for certain expenses and to indemnify CF&Co. against certain liabilities arising out of its engagement. Please quantify any aggregate fees payable to CF&Co. that are contingent on completion of the business combination to the extent not disclosed as part of the business combination marketing fees, M&A advisory fees and placement agent fees.

35.   We note that the CF VI Board reviewed illustrative enterprise valuations and implied revenue, EBITDA, and earnings multiples derived from groups of companies with attributes similar to Rumble. Discuss how the comparable companies were selected. In addition, disclose if any formal analysis or valuation framework was prepared for or by the CF VI Board. Please also clarify your references to "LTM" and "NM" as used on page 132.

Potential Purchases of CF VI Public Shares, page 135

36.   We note your disclosure that the Sponsor, CF VI's directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares of CF VI Class A Common Stock from stockholders who would have otherwise elected to redeem their shares in advance of the stockholder vote. Please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act.

United States Federal Income Tax Considerations of the Redemption, page 136

37.   We note your disclosure on page 117 as well as in your Business Combination Agreement that the parties intend for the business combination to qualify as an exchange under Section 351 of the Internal Revenue Code of 1986. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel's opinion should discuss the degree of uncertainty.

Information About Rumble
Our Business
Our Video Platform, page 184

38. We note your disclosure here of Locals' gross merchandise value (GMV). Tell us what consideration you gave to disclosing GMV as a key business metric given that Locals' operations will be included in your results beginning with the period ended December 31, 2021 and, if appropriate, revise to include all applicable key business metric disclosures. Refer to SEC Release No. 33-10751.

Our Business Model, page 185

39. We note your disclosure that Rumble expects to eventually provide value to advertisers through the development of its own ad network and exchange. A press release dated January 4, 2022, that you filed under Rule 425 notes that Rumble deployed a significant portion of its advertising inventory through the launch of an "alpha version" of its advertising marketplace instead of public ad exchanges. Please revise Rumble's business description to include any current or intended material business plans, including the status of any publicly announced new product or service. Refer to Item 101(h)(4)(iii) of Regulation S-K.

40. Clarify whether Rumble's non-exclusive video license via Rumble Player allows creators to monetize their content on other websites.

Our Growth Strategy, page 189

41. We note your discussion here regarding the importance of growing your user base, specifically that mobile users are key to your business and that you intend to focus on growing international users. We also note your reference on page 183 to unique users as used in the calculation of monthly active users. Please revise to address how you track unique users. Also, consider revising to disclose the total number of unique users for each period and/or separately disclosing users by type (e.g., mobile and international). Finally, tell us whether you consider the number of unique users to be a key metric that management uses to manage the business and, if so, revise to include key business metric disclosures for this measure in your MD&A. Refer to SEC Release No. 33-10751.

Acquisitions, page 192

42. You disclose that Rumble's acquisition of Locals added approximately 86,000 new subscribers to its platform. To balance this disclosure, please clarify whether Rumble offered a subscription revenue model before acquiring Locals and, if so, disclose the number of subscribers over the same periods for which you present monthly active users and monthly minutes watched.

Information About Rumble's Management, page 193

43. Where not provided, please revise to include specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.

Rumble's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 200

44. Please tell us whether you consider monthly active users, monthly minutes watched, hours of uploaded video per day, cost-per-click or cost-per-view to be key metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. If not, please tell us the metrics that management uses to monitor or evaluate the key factors that affect your performance and your consideration of disclosing such metrics. Refer to SEC Release No. 33-10751.

Results of Operations, page 201

45. We note you experienced significant increases in revenue, cost of revenue and various operating expenses from period to period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue and other line items throughout your results of operations disclosures. Additionally, please refrain from using terms such as "primarily" in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Beneficial Ownership of Securities, page 215

46. Please revise your beneficial ownership section to provide disclosure for all classes of common stock that will be outstanding after the business combination. In addition, since the Class D common stock will have super-voting rights, show the total percentage of voting power to be held by each person listed in the table after the business combination. Lastly, please clarify if your presentations assume that the Rumble Options have been exercised in full, and, if not, revise to show this assumption.

Certain Relationships and Related Person Transactions
Rumble, page 221

47. Provide disclosure about the domain license Rumble purchased from a related party as it appears that this transaction closed during the prior fiscal year according to your disclosure on page F-77. Refer to Item 404(a) of Regulation S-K.

CF Acquisition Corp. VI Notes to Unaudited Condensed Financial Statements

Note 1 - Description of Organization, Business Operations and Basis of Presentation

Restatement of Previously Issued Financial Statements, page F-27

48.   We note your statement here that there has been no change in your total assets, liabilities or operating results for all periods presented. However, we note that the balance sheet as of February 23, 2021 was revised to reclassify your warrants from equity to liabilities and to record a related forward purchase securities liability. Please revise here to discuss the revision to your February 23, 2021 balance sheet and disclose the impact it had on your prior period financial statements.

Rumble, Inc. Consolidated Statements of Comprehensive Loss, page F-43

49.   It appears cost of revenue does not include any depreciation or amortization expense. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, if you do not allocate depreciation or amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes amortization. As appropriate, please also revise your cost of revenue significant accounting policy disclosure to clarify whether depreciation and amortization expense is included.

Rumble, Inc. Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency, page F-47

50.   We note you disclose certain amounts in your financial statements in CAD$ rather than USD$, including information related to the CEBA loan, warrants and stock options. Please revise to consistently present all information in USD$. Refer to Rule 3-20(a)(2) of Regulation S-X. Also, revise the face of the financial statements to clearly disclose the currency in which your financial statements are presented. Refer to Rule 3-20(b)(1) of Regulation S-X.

Revenue Recognition, page F-48

51.   Please revise to disclose the methods, inputs and assumptions used in determining the transaction price for contracts with multiple performance obligations. Also, revise to address the type(s) of variable consideration in your contracts. Refer to ASC 606-10-50-20.

52.   We note that you derive revenue from advertising that is delivered either via Rumble's own or third-party platforms. Please tell us and disclose whether you recognize such advertising revenues on a gross or a net basis. Please tell us and revise your disclosures to explain how you assessed control in determining whether you are the principal or agent in these arrangements. Refer to 606-10-25-25.

53.   You disclose that revenues from symbolic licensing arrangements is recognized over time. Please tell us and disclose the nature of the symbolic license agreements and the intellectual property involved. As part of your response, quantify the amount the revenue recognized from these agreements in the periods presented.

Note 14. Segment Information, page F-62

54.   Please revise to separately disclose revenue earned in your country of domicile and revenue earned from foreign countries. Refer to ASC 280-10-50-41(a).

Note 15. Subsequent Events, page F-62

55.   Please revise to disclose the date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Rumble Inc. Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Note 11. Shareholders' Equity
Restricted Stock Units, page F-73

56.   We note that during the period ended September 30, 2021 you issued 4.37 Restricted Class B Common Shares that vest based on a performance condition. Please revise to disclose as appropriate, including in your pro forma financial information, whether this business combination will satisfy the performance condition. Also, revise to disclose the unrecognized stock-based compensation expense related to these awards at period end. As part of your response, tell us how you were able to issue these equity awards considering the Rumble Stock Plan as discussed on page 195 appears to only allow for the issuance of stock options. Finally, please clarify whether these are restricted stock awards which are considered issued and outstanding shares, or restricted stock units which represent a right to receive a common stock share.

Stock Options, page F-73

57.   We note that certain stock options issued in 2021 are subject to a performance condition. Please tell us and revise as appropriate, including your pro forma financial information, whether this business combination will satisfy the performance condition and, if so, how much stock-based compensation expense you expect to recognize.

Note 15. Related Party Transactions, page F-77

58.   We note from your disclosure on page 221 that you paid Cosmic, Inc., a related party, approximately $1.1 million in services fees during fiscal year 2021. Please revise here to address these services fees. Refer to 850-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Javad Husain